Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 26, 2015 and is supplementary to, and should be read in conjunction with, Pembina's audited consolidated annual financial statements for the years ended December 31, 2014 and 2013 ("Consolidated Financial Statements"). All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information"). This report also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbbls	millions of barrels	IFRS	International Financial Reporting Standards
mboe/d	thousands of barrels of oil equivalent per day	NGL	Natural gas liquids
MMcf/d	millions of cubic feet per day	U.S.	United States
bcf/d	billions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2014	2013	2014	2013
Conventional Pipelines throughput (mbpd)	612	500	575	492
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880	880	880
Gas Services average volume processed (mboe/d) net to Pembina(1)	97	66	86	53
Midstream NGL sales volume (mbpd)	130	122	119	109
Total volume (mbpd)	1,719	1,568	1,660	1,534
Revenue	1,259	1,282	6,069	5,006
Net revenue(2)	304	379	1,469	1,306
Operating expenses	117	101	401	356
Realized gain (loss) on commodity-related derivative financial instruments	8	(3)	10	(1)
Operating margin(2)	195	275	1,078	949
Depreciation and amortization included in operations	62	42	216	163
Unrealized gain (loss) on commodity-related derivative financial instruments	11	2	14	7
Gross profit	144	235	876	793
General and administrative expenses	28	43	156	132
Other expenses	2	1	18	1
Net finance costs (income)	(9)	55	130	166
Share of loss of investment in equity accounted investees, net of tax			22
Current tax expense	28	19	103	38
Deferred tax expense	11	22	64	105
Earnings	84	95	383	351
Earnings per common share – basic (dollars)	0.22	0.29	1.07	1.12
Earnings per common share – diluted (dollars)	0.22	0.29	1.06	1.12
EBITDA(2)	170	235	920	832
Cash flow from operating activities	196	208	800	685
Cash flow from operating activities per common share – basic (dollars)(2)	0.58	0.66	2.45	2.23
Adjusted cash flow from operating activities(2)	164	185	777	725
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	0.49	0.59	2.38	2.36
Common share dividends declared	146	132	563	507
Dividends per common share (dollars)	0.44	0.42	1.72	1.65
Preferred share dividends declared	10	5	31	5
Capital expenditures	483	275	1,412	880
Total enterprise value ($ billions)(2)	18	15	18	15
(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Revenue in 2014 was $6.1 billion compared to $5 billion in 2013 while net revenue for 2014 was $1.5 billion compared to $1.3 billion during 2013. The increase in net revenue was largely due to the Company's Conventional Pipelines and Gas Services businesses which generated increases in net revenue of almost 25 percent and 36 percent, respectively, during 2014 compared to the prior year. Strong performance in each of these businesses was driven by new assets and facilities being placed into service as well as increased volumes on legacy assets.

Revenue for the fourth quarter of 2014 was $1.3 billion, essentially unchanged from the fourth quarter of 2013. Net revenue decreased by 20 percent in the fourth quarter of 2014 to $304 million from $379 million during the same period of 2013. This decrease was primarily due to the decline in commodity prices, which resulted in lower price differentials and an inventory write-down of $38 million in the Company's Midstream business. Partially offsetting net revenue was the Company's Conventional Pipelines business, which generated an increase of approximately 32 percent in net revenue in the fourth quarter of 2014 compared to the same period of 2013 due to contributions from the Phase I crude oil, condensate and natural gas liquids pipeline capacity expansions which were completed in December 2013 (the "Phase I Expansions"). In addition, start-up at the new Resthaven Facility and strong performance at the Company's Saturn I Facility helped drive an increase of over 39 percent in Gas Services' net revenue in the fourth quarter of 2014 compared to the same period of 2013.

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Operating expenses were $401 million for the full-year in 2014 and $117 million during the fourth quarter compared to $356 million and $101 million during the same periods of 2013. The increase in operating expenses for the year and fourth quarter ended December 31, 2014 was primarily the result of new in-service assets, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's disposition of certain of its non-core trucking-related assets recognized in the second quarter of 2014.

During 2014, operating margin increased almost 14 percent to $1.1 billion compared to $949 million for the full-year of 2013. The year-over-year increase was primarily because of strong performance in the Company's Conventional Pipelines and Gas Services businesses, as well as the Midstream business in the first nine months of the year. Operating margin totalled $195 million during the fourth quarter of 2014, down from $275 million in the same period last year. This decrease was largely related to the Midstream business, which was impacted by weak commodity prices during the last several months of 2014, as discussed above.

Depreciation and amortization included in operations during 2014 was $216 million compared to $163 million for the full-year of 2013. This increase was partially due to depreciation and amortization of $40 million stemming from the growth in Pembina's asset base since 2013. This includes the acquisition of the Vantage pipeline system (the "Vantage Pipeline") which increased the Company's asset base by seven percent and contributed $4 million in depreciation expense since the closing of the acquisition (discussed below). In addition, Pembina recognized $13 million in accelerated depreciation associated with the Company's non-core trucking-related assets in the second quarter of 2014, as well as a reduced recovery recognized in 2014 compared to 2013 with respect to the re-measurement of the decommissioning provision due to changes in discount rates. In the fourth quarter of 2014, depreciation and amortization included in operations rose to $62 million compared to $42 million during the same period in 2013 as a result of the same factors which impacted the full-year results noted above.

Gross profit for 2014 was $876 million compared to $793 million for 2013. This 10 percent year-over-year increase was driven by strong operating performance in 2014 as previously mentioned. In the fourth quarter of 2014, decreased operating margin coupled with increased depreciation and amortization included in operations contributed to gross profit of $144 million, a 39 percent reduction compared to $235 million in the same period in 2013.

For the year ended December 31, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $156 million compared to $132 million during 2013. The increase was largely due to higher salaries, benefits, incentives and rental expenses related to the addition of new employees and consultants to support Pembina's growth. General and administrative expenses (excluding corporate depreciation and amortization) were $28 million in the fourth quarter of 2014 compared to $43 million in the same period of 2013. This decrease was primarily due to lower share-based payment expenses which were partially offset by an increase in salaries, benefits and rental expenses. The decrease in share-based payment expense in the fourth quarter of 2014 is correlated with the Company's share price, which decreased during that period compared to an increase in the Company's share price in the fourth quarter of 2013. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

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Pembina Pipeline Corporation

Pembina generated EBITDA of $920 million in 2014 ($976 million prior to an inventory write-down and other expenses, as discussed below), 11 percent higher than EBITDA of $832 million in 2013. The increase in EBITDA was due to higher operating margin, partially offset by an inventory write-down of $38 million (2013: nil) in the Company's Midstream business recorded in the fourth quarter of the year and other expenses of $18 million (2013: $1 million). Other expenses increased year-over-year primarily due to a net impairment for non-recoverable costs associated with the Cornerstone pipeline project (which did not proceed), arbitration settlement costs and acquisition-related expenses for the Vantage Pipeline. EBITDA was $170 million during the fourth quarter of 2014, down from $235 million during the fourth quarter of 2013 due to decreased operating margin, which was partially offset by reduced general and administrative and other expenses. EBITDA for the fourth quarter of 2014 before the $38 million inventory write-down was $208 million.

Full-year net finance costs in 2014 totalled $130 million, down from $166 million in 2013. Net finance costs were lower in 2014 primarily due to a $30 million decrease in the loss on the revaluation of the conversion feature of the series E and F convertible debentures resulting from fewer debentures outstanding and lower prices for these securities. A $9 million decrease in interest expense on the convertible debentures as a result of conversions during the year and foreign exchange gains and other of $3 million also contributed to lower net finance costs. These changes were partially offset by an increase of $8 million in the loss on fair value of non-commodity-related derivative financial instruments and increased interest expense of $2 million on loans and borrowings, reflecting increased borrowing levels, net of capitalized borrowing costs.

Income tax expense for 2014 totalled $167 million, including current tax of $103 million and deferred tax of $64 million, compared to income tax expense of $143 million in 2013, including current tax of $38 million and deferred tax of $105 million. The current tax rose in 2014 primarily as a result of taxable income exceeding losses and deductions available for carry-over in certain of Pembina subsidiary corporations. Income tax expense was $39 million for the fourth quarter of 2014, including current tax of $28 million and deferred tax of $11 million, compared to $41 million, including current tax of $19 million and deferred tax of $22 million in the same period of 2013 for the same reasons noted above.

The Company's earnings increased to $383 million in 2014 compared to $351 million in 2013. This was largely due to higher gross profit in the Conventional Pipelines, Gas Services and Midstream businesses and lower finance costs, which were offset by increased general and administrative expenses, other expenses, share of loss from equity accounted investees and income tax expense. Despite increased earnings, earnings per share decreased from $1.12 per common share in 2013 to $1.07 per common share in 2014, largely because of the increased weighted average number of common shares outstanding due to shares issued in the following ways: upon conversion of convertible debentures; under the dividend reinvestment component of Pembina's Premium Dividend™ and Dividend Reinvestment Plan; and in association with the Vantage Pipeline acquisition. Also offsetting the increase in earnings was the Company's share of loss from equity accounted investees, which included accelerated depreciation of $25 million for certain out-of-service assets at Pembina's Fort Saskatchewan ethylene storage facility which was recorded in the third quarter of 2014. The Company's earnings decreased to $84 million ($0.22 per common share) during the fourth quarter of 2014 compared to $95 million ($0.29 per common share) during the fourth quarter of 2013 largely due to reduced gross profit in the Company's Midstream business, higher taxes and depreciation and amortization included in operations in 2014.

Cash flow from operating activities for the year ended December 31, 2014 was $800 million ($2.45 per common share) compared to $685 million ($2.23 per common share) during 2013. The increase was mainly due to higher earnings as well as a decreased change in non-cash working capital in 2014 compared to 2013 and partially offset by increased taxes paid. Cash flow from operating activities was $196 million ($0.58 per common share) during the fourth quarter of 2014 compared to $208 million ($0.66 per common share) for the same period last year, with the decrease primarily due to lower fourth quarter earnings in 2014.

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Adjusted cash flow from operating activities in 2014 was $777 million ($2.38 per common share) compared to $725 million ($2.36 per common share) during 2013. The increase was largely related to higher operating margin offset by increased current taxes, share-based payment expenses and preferred share dividends declared and paid. Adjusted cash flow from operating activities for the fourth quarter of 2014 was $164 million ($0.49 per common share) compared to $185 million ($0.59 per common share) during the fourth quarter of 2013. This decrease was primarily due to lower operating margin, increased current taxes and preferred share dividends declared and paid.

Operating Results

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	146	74	111	59	513	302	411	251
Oil Sands & Heavy Oil	52	34	53	34	204	136	195	131
Gas Services	46	29	33	21	165	107	121	78
Midstream	61	57	183	161	587	528	580	486
Corporate	(1)	1	(1)			5	(1)	3
Total	304	195	379	275	1,469	1,078	1,306	949

(1) Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2014	2013	2014	2013
Average throughput (mbpd)	612	500	575	492
Revenue	146	111	513	411
Operating expenses	72	52	211	162
Realized gain on commodity-related derivative financial instruments				2
Operating margin(1)	74	59	302	251
Depreciation and amortization included in operations	17	7	42	12
Unrealized (loss) gain on commodity-related derivative financial instruments	(2)	(1)		1
Gross profit	55	51	260	240
Capital expenditures	232	126	628	325
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,800 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C. In addition, the recently acquired Vantage Pipeline transports specification ethane from gas plants in North Dakota and Saskatchewan to Empress, Alberta, where it is delivered onto a third-party pipeline. The primary objectives of this business are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

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Pembina Pipeline Corporation

Operational Performance

Conventional Pipelines' throughput averaged 575 mbpd for 2014, up 17 percent compared to 492 mbpd for 2013. During the fourth quarter of 2014, throughput averaged a record 612 mbpd. This represents an increase of approximately 22 percent compared to the same period of 2013, when average throughput was 500 mbpd.

These increases were primarily due to Pembina's Phase I Expansions, which were placed into service in December 2013 and which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals. As a result of the expansions, volumes on Pembina's Peace Pipeline increased almost 69 mbpd or 32 percent over 2014 as compared to 2013. The Company also placed several new connections into service during 2014, which further contributed to increased throughput on its systems. In addition, during the fourth quarter of 2014, Pembina began transporting volumes on the Vantage Pipeline. As a result of these factors, in December of 2014, Pembina reached a record average monthly volume performance of 631 mbpd.

Financial Performance

Conventional Pipelines' revenue in 2014 was $513 million, 25 percent higher compared to $411 million for 2013. During the fourth quarter of 2014, revenue was $146 million, almost 32 percent higher than the $111 million generated in the same quarter of the previous year. The increases during the 2014 periods were primarily due to the Phase I Expansions noted above, strong volumes from existing and new connections, including Pembina's Saturn I and Resthaven facilities and selective toll increases implemented in 2014. The addition of the Vantage Pipeline also had a positive impact on revenue during the fourth quarter.

Operating expenses were $211 million for 2014 compared to $162 million in 2013 and $72 million in the fourth quarter of 2014 compared to $52 million in the same period of the prior year. On a full-year basis, higher operating expenses in 2014 were largely driven by increases in repairs and maintenance, integrity costs, labour, property taxes as well as increased insurance costs related to additional in-service assets. The increase in the fourth quarter of 2014 was partially due to maintenance costs incurred on the Company's Peace and Western systems which were incremental to Pembina's ongoing pipeline maintenance and integrity management program. Further contributing to the increase in operating expenses in the fourth quarter of 2014, as compared to the same period in 2013, were increased labour costs due to additional staff and vehicle units within the Conventional Pipelines business.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin was $302 million for the full-year of 2014 and $74 million for the fourth quarter, 20 percent and 25 percent higher, respectively, than the $251 million and $59 million recorded for the commensurate periods of 2013.

Depreciation and amortization included in operations for the year ended December 31, 2014 was $42 million compared to $12 million for 2013. During the fourth quarter of 2014, depreciation and amortization included in operations was $17 million compared to $7 million during the same period of the prior year. The increase for the full-year and fourth quarter of 2014 resulted from additional in-service assets associated with the Phase I Expansions and the Vantage Pipeline, as well as a reduction in the recovery recognized in 2014 compared to 2013 with respect to the re-measurement of the decommissioning provision due to changes in discount rates.

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Pembina Pipeline Corporation

Gross profit was $260 million and $55 million for the year and three months ended December 31, 2014, respectively, compared to $240 million and $51 million during the same periods of 2013. These increases were due to higher operating margin, which was partially offset by increased depreciation and amortization included in operations, as discussed above.

Capital expenditures totalled $628 million and $232 million for the full-year and fourth quarter of 2014, respectively, compared to $325 million and $126 million for the same periods of 2013. The majority of the spending in 2014 related to Pembina's pipeline expansion projects which are described throughout this document.

New Developments

As announced in September 2014, Pembina is increasing the size of its Phase III Pipeline Expansion program (the "Phase III Expansion") due to strong customer demand throughout the year. Pembina now plans to construct two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) with an initial combined capacity of 420 mbpd and an ultimate capacity of over 690 mbpd with the addition of midpoint pump stations. Another segment was also added to the project between Wapiti and Kakwa, Alberta. These additions are expected to increase capital spending for the mainline project from $2 billion to $2.44 billion. Subject to regulatory and environmental approvals, Pembina expects the 16-inch and 24-inch diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014.

The Phase III Expansion continued to receive positive customer support through the latter part of 2014, with new contracts being signed for volumes. Pembina announced on September 10, 2014 that it had commitments for 289 mbpd and by September 25, 2014, the Company announced that it had secured additional agreements, bringing total volume under contract to 307 mbpd. Since then, Pembina has received further commitments for an additional 55 mbpd, despite challenging markets near the end of the year. Total committed volume is now 362 mbpd, or 86 percent of the initial 420 mbpd capacity.

Pembina placed its previously announced pipeline expansion between Simonette and Fox Creek into service on August 6, 2014. With this expansion, Pembina expects to be able to deliver an initial 40 mbpd into its Peace Pipeline from Fox Creek into Edmonton once the crude oil and condensate Phase II Expansion, discussed below, is complete. The 35 km segment from Lator to Simonette is also complete and came into service in January 2015 and construction is progressing on the 35 km segment from Kakwa to Lator, with an anticipated April 2015 in-service date. To date, over 10 percent of the overall Phase III Expansion program has been completed on time and on budget.

Also during 2014, Pembina was successful in its commercial efforts to secure the majority of its existing crude and condensate volumes under long-term, firm-service contracts. In aggregate, Pembina has now contracted 690 mbpd of crude oil, condensate and NGL through its recontracting efforts and through its Phase I, II and III conventional pipeline expansions. Once the Phase III Expansion is brought into service, virtually all of the throughput on Pembina's Peace and Northern systems will be under long-term, fee-for-service contracts.

With the completion of the Phase III Expansion, the Company will have four pipelines in the corridor between Fox Creek and Namao which will allow for operational efficiencies and improved quality management of product on its systems.

Work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions") over the fourth quarter of 2014. Pembina expects the crude oil and condensate portion of the project to be mechanically complete in April 2015 and commissioned in the second quarter of 2015. Pembina has now received all regulatory and environmental approvals for the NGL portion of the pipeline and expects this component of the project to be in-service in the third quarter of 2015. Overall, the Phase II Expansions are continuing to track on budget.

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The Company is also continuing to progress its previously announced plans to expand its presence in the Edson and Willesden Green areas of Alberta. Pembina expects the Willesden Green pipeline lateral to be in-service in mid-2015 and, subject to regulatory and environmental approvals, its pipeline laterals in the Edson area to be in-service mid-2016.

On November 11, 2014, Pembina announced that it has entered into binding agreements to proceed with a $220 million expansion to its pipeline infrastructure in northeast British Columbia ("B.C.") (the "NEBC Expansion"). The NEBC Expansion will transport condensate and NGL for various producers in the liquids-rich Montney resource play.

The project entails the construction of approximately 160 km of up to 12-inch diameter pipeline with a base capacity of up to 75 mbpd that will parallel the Company's Blueberry pipeline system northwest of Taylor, B.C. to the Highway/Blair Creek area of B.C. The project is underpinned by a long-term, cost-of-service agreement with an anchor tenant. Subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

Subsequent to the acquisition of the Vantage pipeline (see "Acquisition of Vantage Pipeline") and year end, on February 10, 2015, the Company announced that it has entered into agreements to expand the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million.

The Vantage Expansion entails increasing the Vantage Pipeline's mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a new 80 km, 8-inch gathering lateral. The Vantage Expansion is supported by a long-term, fee-for-service agreement, with a substantial take-or-pay component, and the gathering lateral is underpinned by a fixed return on invested capital agreement. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

Oil Sands & Heavy Oil

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2014	2013	2014	2013
Contracted capacity (mbpd)	880	880	880	880
Revenue	52	53	204	195
Operating expenses	18	19	68	64
Operating margin(1)	34	34	136	131
Depreciation and amortization included in operations	4	2	17	17
Gross profit	30	32	119	114
Capital expenditures	6	5	41	38
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

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Pembina Pipeline Corporation

Financial Performance

In 2014, Oil Sands & Heavy Oil revenue was $204 million, an increase from 2013 revenue of $195 million, largely due to higher interruptible volumes on the Nipisi Pipeline and revenue generated by the Nipisi to Trans Mountain Pipeline connection. Higher operating expenses related to scheduled integrity work in the first three quarters of 2014, which were recovered under Pembina's contractual arrangements with its customers, also contributed to the increase in revenue. For the fourth quarter of 2014, revenue was $52 million, essentially unchanged compared to the fourth quarter of last year.

Operating expenses were $68 million for the year ended December 31, 2014, compared to $64 million for 2013. Increased costs related to scheduled integrity work and maintenance were the main contributors to the incremental operating expenses. Operating expenses were $18 million during the fourth quarter of 2014 compared to $19 million for the same period of the prior year.

Operating margin was $136 million and $34 million for the year and three months ended December 31, 2014 compared to $131 million and $34 million, respectively, generated during the same periods of 2013. The 2014 full-year increase was primarily due to greater interruptible volumes on the Nipisi Pipeline and the incremental revenue from the Nipisi to Trans Mountain Pipeline connection as discussed above.

Depreciation and amortization included in operations during the year and fourth quarter ended December 31, 2014 was $17 million and $4 million, compared to $17 million and $2 million, respectively in the commensurate periods of the prior year. The quarterly increase was due to an increase in the useful life on the Nipisi and Mitsue systems during the fourth quarter of 2013.

Gross profit was $119 million and $30 million for the twelve and three months ended December 31, 2014, respectively, compared to $114 million and $32 million during the same periods of 2013. Gross profit increased in 2014 due to the same factors that resulted in higher operating margin. Gross profit decreased slightly during the fourth quarter of 2014 compared to the same quarter of the prior year due to increased depreciation and amortization included in operations, as discussed above.

Full-year capital expenditures within the Oil Sands & Heavy Oil business totalled $41 million in 2014, primarily relating to the Cornerstone pipeline project and pipeline connections. On September 25, 2014, Pembina was informed that Statoil's Cornerstone oil sands project had been deferred for an indeterminate period of time. The engineering support agreement between Pembina and Statoil for the related Cornerstone oil sands pipeline expired, and no additional capital will be spent on the pipeline project. Pembina will retain the right to use the engineering for other commercial discussions and recognized a net impairment of non-recoverable costs of $6 million related to the Cornerstone pipeline project. Of the total expenditures on the Cornerstone project, $25 million has been recovered. The capital expenditures in 2013 totalled $38 million, which primarily related to the construction of additional pump stations on the Nipisi and Mitsue pipelines.

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Gas Services

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2014	2013	2014	2013
Average volume processed (MMcf/d) net to Pembina(1)	584	397	515	319
Average volume processed (mboe/d)(2) net to Pembina	97	66	86	53
Revenue	46	33	165	121
Operating expenses	17	12	58	43
Operating margin(3)	29	21	107	78
Depreciation and amortization included in operations	7	7	22	20
Gross profit	22	14	85	58
Capital expenditures	79	56	295	258
(1)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically-positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported on Pembina's Conventional Pipelines. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau II Facility and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.
•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.
•	Pembina's Resthaven Facility – located near Resthaven, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity.

These facilities are connected to Pembina's Peace Pipeline System. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta and Saskatchewan, as discussed in more detail below.

Operational Performance

Within Pembina's Gas Services business, on a full-year basis, volumes increased more than 61 percent to 515 MMcf/d compared to 319 MMcf/d in 2013. Higher volumes during 2014 were primarily related to the addition of the Saturn I Facility, which was placed into service in late October 2013 and which operated above its nameplate capacity of 200 MMcf/d during a large portion of 2014. Improved operational performance at the Cutbank Complex also contributed to the growth in volumes. Overall, during 2014, Pembina continued to benefit from producer activity in the areas surrounding its assets that is focused on liquids-rich natural gas.

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Average volume processed, net to Pembina, was 584 MMcf/d during the fourth quarter of 2014, approximately 47 percent higher than the 397 MMcf/d processed during the fourth quarter of the previous year. Increased volumes were related to a full quarter's contribution from the Saturn I Facility, as well as volumes from the Resthaven Facility, which was placed into service on October 6, 2014 and the Musreau II Facility, which was placed into service on December 17, 2014.

Financial Performance

Gas Services generated revenue of $165 million in 2014 compared to $121 million in 2013. During the fourth quarter of 2014, $46 million in revenue was generated, up from $33 million in the same period of the prior year. These 36 and 39 percent increases, respectively, primarily reflect the new facilities that were placed into service in this business, as discussed above.

Full-year operating expenses totalled $58 million, up from $43 million during the prior year. For the fourth quarter of 2014, Gas Services incurred operating expenses of $17 million compared to $12 million during the fourth quarter of 2013. The full-year and quarterly increases during 2014 were mainly due to additional operating costs associated with the new Saturn I Facility, as well as the Resthaven Facility and Musreau II Facility being placed into service later in the year, and higher operating costs related to the increase in volumes processed at the Cutbank Complex. Pembina also conducted turnarounds at its Cutbank and Musreau gas plants and expensed associated costs during the second and third quarters of 2014, respectively. Expenditures associated with these turnarounds are recovered under Pembina's contractual arrangements with its customers; however, processing revenue and service fees are not earned during outages.

Gas Services realized operating margin of $107 million in 2014 and $29 million in the fourth quarter of 2014 compared to $78 million and $21 million during the same periods of the previous year. On a full-year basis, operating margin increased primarily as a result of strong operating performance and the addition of new assets since the prior period. Increased volumes and revenue during the three months ended December 31, 2014 resulted in improved operating margin over the fourth quarter.

Depreciation and amortization included in operations for the full-year of 2014 totalled $22 million compared to $20 million in 2013, with the increase primarily attributable to the addition of new assets as discussed above. For the fourth quarter of 2014, depreciation and amortization included in operations totalled $7 million, unchanged from the same period of the prior year.

On a full-year basis, gross profit was $85 million in 2014 compared to $58 million during 2013. For the three months ended December 31, 2014, gross profit was $22 million compared to $14 million in the same period of 2013. These increases reflect higher operating margin during the 2014 periods compared to the same periods of 2013, primarily resulting from new assets being placed into service.

For the year ended December 31, 2014, capital expenditures within Gas Services totalled $295 million compared to $258 million during 2013. Capital spending in 2014 was largely to progress the multi-year construction projects at Resthaven, Saturn II, and Musreau II, which are discussed below. In 2013, capital expenditures were primarily related to the Saturn I Facility, Saturn II, Musreau II and Resthaven.

New Developments

The Company continued to attract significant support for new gas gathering and processing infrastructure throughout 2014 and successfully progressed its roster of projects within this business.

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On October 6, 2014, Pembina placed its 200 MMcf/d (134 MMcf/d net) Resthaven Facility into service and it is now delivering NGL into Pembina's Peace Pipeline.

On October 10, 2014, Pembina announced that it plans to proceed with a $170 million (gross) 100 MMcf/d expansion of the Resthaven Facility and to build, own and operate a new gas gathering pipeline that will deliver gas into the plant (collectively, the "Resthaven Expansion"). The Resthaven Expansion is underpinned by a long-term fee-for-service agreement and Pembina expects the plant expansion to be in-service in mid-2016 and the gathering pipeline to be in-service in mid-2015.

On November 27, 2014, Pembina announced that it plans to construct a new 100 MMcf/d shallow cut facility ("Musreau III") and further expand its gas processing capacity at Musreau for an estimated cost of $105 million. Musreau III, which is underpinned by long-term agreements with several area producers, will be built adjacent to Pembina's existing Musreau I and Musreau II facilities. The new gas plant will leverage the engineering, design and execution strategy from the Company's Musreau I and Musreau II facilities and will use the same pipeline lateral to access Pembina's Peace Pipeline System. Pembina expects Musreau III to have liquids extraction capacity of 3 mbpd, subject to gas compositions. The agreements for Musreau III are take-or-pay in nature and provide flow through of operating expenses. Subject to regulatory and environmental approvals, Pembina anticipates bringing Musreau III on-stream in mid-2016.

In total, once Musreau III is complete, the Cutbank Complex will have 568 MMcf/d of shallow cut processing capacity, net to Pembina, 205 MMcf/d of deep cut processing capacity and will be able to produce roughly 25 mbpd of liquids for transportation on Pembina's Conventional Pipelines.

Pembina has also completed commissioning of its newly constructed 100 MMcf/d shallow cut gas plant, the Musreau II Facility, which came in slightly under budget and was placed into service on December 17, 2014, ahead of its previously anticipated in-service date of the first quarter 2015.

The Company is progressing the construction of the newly-acquired SEEP facility. The project is currently on budget and on schedule for a mid-2015 in-service date with plant site construction approximately 25 percent complete. All regulatory and environmental approvals have been obtained and all engineering, fabrication and construction services have been largely contracted.

Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Saturn I Facility) is on schedule and on budget and is expected to be commissioned in the third quarter and placed into service by late-2015. To-date, the Company has completed 36 percent of site construction.

Once the facilities listed above come on-stream, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development (as discussed above) will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

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Midstream

	3 Months Ended December 31 (1) (unaudited)		12 Months Ended December 31 (1)
($ millions, except where noted)	2014	2013	2014	2013
NGL sales volume (mbpd)	130	122	119	109
Revenue	1,052	1,115	5,259	4,346
Cost of goods sold, including product purchases	991	932	4,672	3,766
Net revenue(2)	61	183	587	580
Operating expenses	12	19	69	91
Realized gain (loss) on commodity-related derivative financial instruments	8	(3)	10	(3)
Operating margin(2)	57	161	528	486
Depreciation and amortization included in operations	34	26	135	114
Unrealized gain on commodity-related derivative financial instruments	13	3	14	6
Gross profit	36	138	407	378
Capital expenditures	135	87	390	254
(1)	Share of loss from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include 17 truck terminals (including three capable of emulsion treatment and water disposal) and terminalling at downstream hub locations at the Pembina Nexus Terminal ("PNT"), which features storage, crude-oil-by-rail services and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 mmbpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.
•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.
o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.
o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

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The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in this MD&A for more information.

Operational & Financial Performance

In the Midstream business, net revenue was $587 million in 2014 compared to $580 million in 2013. Higher net revenue was primarily due to increased storage opportunities in the first half of 2014 along with higher throughput volumes and wider margins, offset by a challenging fourth quarter, as noted below. Pembina generated net revenue of $61 million during the fourth quarter of 2014, down from $183 million during the fourth quarter of 2013. The decrease was largely due to the significant decline in commodity prices (particularly the weaker quarter-over-quarter propane prices), which resulted in Pembina recording an inventory write-down of $38 million. Lower price differentials across all commodities, combined with lower crude oil midstream storage revenue, also contributed to the decrease in net revenue from the prior period.

Operating expenses during the full-year and fourth quarter of 2014 were $69 million and $12 million, respectively, compared to $91 million and $19 million in the comparable periods of 2013. The decrease during the full-year and fourth quarter was largely due to the Company's sale of its non-core trucking-related subsidiary in the third quarter of 2014.

Operating margin was $528 million during the full-year and $57 million during the fourth quarter of 2014 compared to $486 million and $161 million in the respective periods of 2013. The increase in full-year operating margin was primarily due to stronger NGL pricing early in the year and the factors that positively impacted annual net revenue, discussed above. Lower fourth quarter net revenue in 2014, as previously mentioned, contributed to the decrease in operating margin over the comparable period in 2013.

The Company's crude oil midstream operating margin for the year ended December 31, 2014 totalled $188 million compared to $147 million during the prior year. The higher full-year results were due to increased storage opportunities in the first half of 2014, higher volumes and wider margins offset by lower price differentials and lower storage revenue later in 2014. Crude oil midstream operating margin was $36 million in the fourth quarter of 2014 compared to $47 million in the same period of 2013. This decrease was largely due to the factors which impacted net revenue, particularly low differentials and weaker commodity prices.

For the year ended December 31, 2014, operating margin for NGL midstream was $340 million compared to $339 million during 2013. Despite weak fourth quarter results, NGL midstream contributed strong operating margin for 2014, primarily related to positive market prices for propane, particularly in Empress East, earlier in the year. Operating margin for Pembina's NGL midstream activities was $21 million for the fourth quarter of 2014 compared to $114 million for the fourth quarter of 2013. The rapid decline in market pricing for NGL in general and propane specifically throughout the fourth quarter contributed to this reduction. Pembina's average realized sales price for propane declined approximately 30 percent in the fourth quarter of 2014 compared to the same period of 2013. Further, while NGL sales volumes were seven percent higher during the fourth quarter of 2014 than during the same period of 2013, at 130 mbpd, the low commodity price environment inhibited Pembina's ability to generate revenue on these volumes. Volumes increased primarily due to higher ethane production at Empress East resulting from Pembina's increased ownership share in the Empress Facilities as well as opportunities related to gas extraction.

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Full-year depreciation and amortization included in operations for Pembina's Midstream business totalled $135 million, up from $114 million in 2013. This increase reflects the growth in this business' asset base since the prior period. Additionally, in the second quarter of 2014, the Company recognized a $13 million charge for accelerated depreciation associated with the disposal of non-core trucking-related assets. Depreciation and amortization included in operations during the fourth quarter of 2014 totalled $34 million compared to $26 million during the fourth quarter of 2013, with the increase attributable to the same reasons which impacted the full-year.

For the twelve and three months ended December 31, 2014, gross profit in this business was $407 million and $36 million, respectively, compared to $378 million and $138 million during the same periods in 2013 due to the same factors which impacted net revenue, operating expenses, and depreciation and amortization included in operations, as noted above.

For the year ended December 31, 2014, capital expenditures within the Midstream business totalled $390 million compared to $254 million during 2013. Capital spending in this business in 2014 was primarily directed towards the development of Pembina's second fractionator ("RFS II") as well as NGL storage caverns and associated infrastructure. Capital was also deployed to progress the build-out of Pembina's full-service terminal network, including completion of the Cynthia Full-Service Terminal, which commenced service in June 2014 and above-ground storage in the Edmonton area. Capital expenditures in 2013 primarily related to cavern development at the Company's Redwater facility.

New Developments

Pembina continues to progress facility construction of its second 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). Over 80 percent of equipment has been set on site and module fabrication is substantially complete. On site construction is currently 65 percent complete. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

With the addition of RFS III, Pembina's third fractionator at its Redwater site with propane-plus capacity of 55 mbpd, which was announced in May 12, 2014, fractionation capacity will total 210 mbpd, making the Company's Redwater complex the largest fractionation facility in Canada. Detailed engineering work is underway and over 30 percent of long-lead equipment has been ordered, with all critical orders in place. Pembina has now received regulatory approval and has submitted its application for environmental approval, which it anticipates receiving later this year. Subject to obtaining this approval, Pembina expects RFS III to be in-service in the third quarter of 2017. Overall, the project is tracking on schedule and on budget.

As announced on October 9, 2014, Pembina plans to develop the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and NGL fractionator expansions. The Company expects CDH to become a new market hub for condensate and other diluents by offering its customers a variety of value-added services.

Site preparation began in late-2013 and is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing-in incremental pipeline connections to regional condensate delivery systems in 2016 with a view to achieving full connectivity and service offerings at CDH in mid-2017.

On June 16, 2014, Pembina's Midstream business placed a new full-service truck terminal in the Cynthia area of Alberta into service which was operating at full capacity by the end of the year. The Company also continued with the development of storage capacity at its Edmonton North Terminal. During the fourth quarter, Pembina progressed construction at the site with a view to bringing the additional 540 mbbls of above-ground storage tanks into service in mid-2016.

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At its storage and terminalling facilities in Corunna, Ontario, Pembina progressed development of a new brine pond, rail upgrades, and the installation of a new propane truck rack to meet increased demand for services. Pembina also continued throughout the year on its underground hydrocarbon cavern development program at its Redwater facility.

In September, the Company communicated its plans to proceed with developing a 37 mbpd west coast propane export terminal under an agreement with the Port of Portland, Oregon. This agreement sets forth the terminal site, which includes an existing marine berth located within the city of Portland, for the development of the project. Since the announcement, Pembina's dedicated project team is continuing to make progress with community, regulatory and special interest group engagement, and is also advancing detailed engineering design work in advance of a number of permit applications to be submitted throughout 2015. The project is anticipated to be brought into service in early-2018 (subject to obtaining required permits and approvals). The Company expects that the proposed terminal will provide growing Canadian propane supply (that is derived from natural gas produced in western Canada) with access to large, international markets, while complementing Pembina's expanding integrated service offering for products that are derived from natural gas.

Acquisition of Vantage Pipeline

On October 24, 2014, Pembina acquired the Vantage Pipeline and Mistral Midstream Inc.'s ("Mistral") interest in SEEP for total consideration of $733 million (U.S.$653 million). To enact the purchase, Pembina acquired all of the issued and outstanding equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral. Consideration for the transaction consisted of cash of $217 million (U.S.$193 million), the issuance of 5,610,317 common shares of the Company valued at $266 million (U.S.$237 million), and repayment of Vantage's bank indebtedness of $250 million (U.S.$223 million) at closing (the "Vantage Acquisition"). The fair value of the common shares issued was based on the TSX listed share price on the date of the Vantage Acquisition.

The Vantage Pipeline is a recently constructed high vapour pressure pipeline that is approximately 700 km long with a capacity of approximately 40 mbpd. The pipeline originates in Tioga, North Dakota and terminates near Empress, Alberta and it provides long-term, fee-for-service cash flow and access to the North Dakota Bakken play for future NGL opportunities. The Vantage Pipeline forms part of Pembina's Conventional Pipelines business.

As part of the Vantage Acquisition, Pembina also acquired pipeline infrastructure from Mistral and Mistral's interest in SEEP, an under construction, 60 MMcf/d deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region. SEEP, which is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement, is expected to produce approximately 4.5 mbpd of ethane and connects into the Vantage Pipeline through a pipeline lateral. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015. SEEP and the associated pipeline lateral form part of Pembina's Gas Services business.

Subsequent to year end, the Company announced on February 10, 2015 that it has entered into agreements to proceed with Vantage Expansion for an estimated capital cost of $85 million. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016. See "Operating Results – Conventional Pipelines – New Developments" for more information.

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Other Non-Operating Expenses

Pension Liability

Pembina maintains a defined contribution plan and non-contributory defined benefit pension plans covering employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2014, the pension plans carried an obligation of $20 million compared to an obligation of $2 million at the end of 2013. At December 31, 2014, plan obligations amounted to $157 million (2013: $126 million) compared to plan assets of $138 million (2013: $124 million). In 2014, the pension plans' expense was $8 million (2013: $10 million). Contributions to the pension plans totaled $10 million in 2014 and $13 million in 2013.

In 2015, contributions to the pension plans are expected to be $9 million and the pension plans' net expenses are anticipated to be $12 million. Management anticipates an annual increase in compensation of four percent, which is consistent with current industry standards.

Financing Activity

On January 16, 2014, Pembina closed its offering of 10 million cumulative redeemable rate reset class A preferred shares, Series 5 ("Series 5 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. Dividends on the Series 5 Preferred Shares are $0.3125 quarterly, or $1.25 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding June 1, 2019. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

On April 4, 2014, the Company issued $600 million senior unsecured medium-term notes and subsequently repaid the $75 million senior unsecured term facility on April 7, 2014 and the $175 million senior unsecured notes (Series A) on June 16, 2014.

On September 11, 2014, Pembina closed its offering of 10 million cumulative redeemable rate reset class A preferred shares, series 7 ("Series 7 Preferred Shares") at a price of $25.00 per share for aggregate gross proceeds of $250 million. Dividends on the Series 7 Preferred Shares are $0.2813 quarterly, or $1.125 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2019. The Series 7 Preferred Shares began trading on the Toronto Stock Exchange on September 11, 2014 under the symbol PPL.PR.G.

Subsequent to the year-end, on February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, series 5 having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, series 3, due April 30, 2043. Net proceeds were used to reduce short-term indebtedness of the Company under its credit facilities, and will also be used to fund Pembina's capital program and for other general corporate purposes.

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Liquidity & Capital Resources

($ millions)	December 31, 2014	December 31, 2013
Working capital(1)	(17)	(170)
Variable rate debt(2)
Bank debt	510	50
Total variable rate debt outstanding (average of 2.74%)	510	50
Fixed rate debt(2)
Senior unsecured notes	467	642
Senior unsecured term debt		75
Senior unsecured medium-term notes	1,500	900
Subsidiary debt		8
Total fixed rate debt outstanding (average of 4.8%)	1,967	1,625
Convertible debentures(2)	410	633
Finance lease liability	10	9
Total debt and debentures outstanding	2,897	2,317
Cash and unutilized debt facilities	1,073	1,531
(1)	As at December 31, 2014, working capital includes $4 million (December 31, 2013: $262 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Recent global economic conditions have had a downward effect on commodity pricing; however, Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which helped mitigate the impact of the market downturn during the latter part of 2014. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its $5.8 billion of long-term, fee-for-service-based projects into service throughout the 2015 to late 2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, unutilized debt facilities and the DRIP. Further, based on its successful access to financing in the debt and equity markets recently and over the past several years, Pembina believes it should continue to have access to funds at attractive rates, if and when required, despite the recent weakened global economic environment. Refer to "Risk Factors – Additional Financing and Capital Resources" for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at December 31, 2014 consisted of an unsecured $1.5 billion (2013: $1.5 billion) revolving credit facility, which maturity was extended during the year to March 2019, and an operating facility of $30 million (2013: $30 million) due July 2015, which is expected to be renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (2013: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (2013: 1.0 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at December 31, 2014, Pembina had $1,073 million (2013: $1,531 million) of cash and unutilized debt facilities. Pembina also had an additional $38 million (2013: $8 million) in letters of credit issued in a separate demand letter of credit facility. At December 31, 2014, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $2,477 million (2013: $1,675 million). Pembina's senior debt to total capital at December 31, 2014 was 27 percent (2013: 22 percent). Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended December 31, 2014 and as at December 31, 2013.

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During the fourth quarter of 2014, $21 million of Pembina's convertible debentures (face value) were converted into one million common shares. The conversions were primarily of Series C convertible debentures maturing November 30, 2020 with a conversion price of $28.55 per common share.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5 and Series 7 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5 and Series 7 is P-3.

Capital Expenditures

	3 Months Ended December 31 (Unaudited)		12 Months Ended December 31
($ millions)	2014	2013	2014	2013
Development capital
Conventional Pipelines	232	126	628	325
Oil Sands & Heavy Oil	6	5	41	38
Gas Services	79	56	295	258
Midstream	135	87	390	254
Corporate/other projects	31	1	58	5
Total development capital	483	275	1,412	880

During the full-year and fourth quarter of 2014, capital expenditures were $1,412 million and $483 million, respectively, compared to $880 million and $275 million in the same periods of 2013.

The majority of the capital expenditures in the 2014 periods were in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital was for the most part incurred to complete its previously announced Simonette Expansion and progress its Phase II and Phase III Expansions. Midstream's capital expenditures were primarily directed towards RFS II, cavern development, the Cynthia Full-Service Terminal, above ground storage and related infrastructure at the Redwater facility. Gas Services' capital was deployed to progress the Resthaven, Saturn II and Musreau II facilities.

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With respect to Pembina's planned capital expenditures for 2015, refer to "Conventional Pipelines – New Developments", "Oil Sands & Heavy Oil – New Developments", "Gas Services – New Developments" and "Midstream – New Developments." Also refer to "Risk Factors – Completion and Timing of Expansion Projects" and "Risk Factors – Possible Failure to Realize Anticipated Benefits of Corporate Strategy" and Pembina's press release dated December 1, 2014.

Contractual Obligations at December 31, 2014

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	745	55	145	153	392
Loans and borrowings(2)(4)	3,951	94	189	964	2,704
Convertible debentures(2)	534	25	73	187	249
Construction commitments(3)(5)	1,983	1,724	192	67
Provisions	410		34	3	373
Total contractual obligations(2)	7,623	1,898	633	1,374	3,718
(1)	Includes office space, vehicles, and over 3,500 rail car leases supporting future propane transportation in the Midstream business (approximately 1,200 rail car leases at December 31, 2014).
(2)	Excluding deferred financing costs.
(3)	Excluding significant projects that are awaiting regulatory approval.
(4)	Including interest payments on senior unsecured notes.
(5)	Including investment commitments to equity accounted investees of $5 million.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Musreau II and III facilities, the Resthaven Expansion, SEEP, RFS II, RFS III, the Phase II, III and NEBC pipeline expansions, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

The Company updated its estimates for decommissioning obligations as outlined in Note 15 to the Consolidated Financial Statements. The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $410 million (2013: $309 million). The estimate has applied a medium-term inflation rate and current discount rate and includes a revision in the decommissioning assumptions and associated costs and timing of payments. The obligations are expected to be paid over the next 75 years (2013: 75 years) with majority being paid between 30 and 40 years. The Company applied a 2 percent inflation rate per annum (2013: 2 percent) and a risk free rate of 2.3 percent (2013: 3.2 percent) to calculate the present value of the decommissioning provision.

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Pembina Pipeline Corporation

Trading Activity and Total Enterprise Value(1)

		As at and for the 12 months ended
($ millions, except where noted)	February 24, 2015(2)	December 31, 2014	December 31, 2013
Trading volume and value
Total volume (millions of shares)	40	240	142
Average daily volume (thousands of shares)	1,091	955	566
Value traded	1,592	10,379	4,580
Shares outstanding (millions of shares)	340	338	315
Closing share price (dollars)	39.82	42.34	37.42
Market value
Common shares	13,526	14,308	11,793
Series 1 Preferred Shares (PPL.PR.A)	216(3)	244(4)	242(5)
Series 3 Preferred Shares (PPL.PR.C)	135(6)	150(7)	151(8)
Series 5 Preferred Shares (PPL.PR.E)	251(9)	257(10)
Series 7 Preferred Shares (PPL.PR.G)	242(11)	250(12)
5.75% convertible debentures (PPL.DB.C)	324(13)	347(14)	396(15)
5.75% convertible debentures (PPL.DB.E)	38(16)	37(17)	244(18)
5.75% convertible debentures (PPL.DB.F)	206(19)	208(20)	219(21)
Market capitalization	14,938	15,801	13,045
Senior debt	2,607	2,477	1,617
Cash and cash equivalents	(26)	(53)	(51)
Total enterprise value(22)	17,519	18,225	14,611

(1)	Trading information in this table reflects the activity of Pembina securities on the Toronto Stock Exchange only.
(2)	Based on 37 trading days from January 2, 2015 to February 24, 2015, inclusive.
(3)	10 million preferred shares outstanding at a market price of $21.65 at February 24, 2015.
(4)	10 million preferred shares outstanding at a market price of $24.40 at December 31, 2014.
(5)	10 million preferred shares outstanding at a market price of $24.26 at December 31, 2013.
(6)	6 million preferred shares outstanding at a market price of $22.50 at February 24, 2015.
(7)	6 million preferred shares outstanding at a market price of $24.97 at December 31, 2014.
(8)	6 million preferred shares outstanding at a market price of $25.15 at December 31, 2013.
(9)	10 million preferred shares outstanding at a market price of $25.11 at February 24, 2015.
(10)	10 million preferred shares outstanding at a market price of $25.70 at December 31, 2014.
(11)	10 million preferred shares outstanding at a market price of $24.15 at February 24, 2015.
(12)	10 million preferred shares outstanding at a market price of $25.02 at December 31, 2014.
(13)	$231 million principal amount outstanding at a market price of $140.00 at February 24, 2015 and with a conversion price of $28.55.
(14)	$236 million principal amount outstanding at a market price of $147.00 at December 31, 2014 and with a conversion price of $28.55.
(15)	$299 million principal amount outstanding at a market price of $132.63 at December 31, 2013 and with a conversion price of $28.55.
(16)	$23 million principal amount outstanding at a market price of $160.90 at February 24, 2015 and with a conversion price of $24.94.
(17)	$23 million principal amount outstanding at a market price of $160.00 at December 31, 2014 and with a conversion price of $24.94.
(18)	$163 million principal outstanding at a market price of $149.95 at December 31, 2013 and with a conversion price of $24.94.
(19)	$150 million principal amount outstanding at a market price of $137.84 at February 24, 2015 and with a conversion price of $29.53.
(20)	$150 million principal amount outstanding at a market price of $138.50 at December 31, 2014 and with a conversion price of $29.53.
(21)	$172 million principal outstanding at a market price of $127.50 at December 31, 2013 with a conversion price of $29.53.
(22)	Refer to "Non-GAAP and Additional GAAP Measures."

As indicated in the table above, Pembina's total enterprise value was $18.2 billion at December 31, 2014. The increase from 2013 was primarily due to greater common shares outstanding related to the DRIP and debenture conversions, shares issued in relation to the Vantage Acquisition, an increase in the price of Pembina's common shares and the addition of the preferred shares and additional debt.

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

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Pembina Pipeline Corporation

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the year end and fourth quarter 2014 was 57 percent of common shares outstanding. Proceeds for 2014 and the fourth quarter of 2014 totalled $321 million and $83 million respectively.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

(iii)	Functional currency

The determination of the Company's and its subsidiaries' functional currency requires assessing several factors, including the currency that predominantly influences sales price, operational and other costs, and to a lesser extent financing of the operations. Management has determined the functional currency of certain Conventional Pipelines operations to be the U.S. dollar. The functional currency of all other entities was determined to be the Canadian dollar.

(iv)	Impairment

Assessment of impairment is based on management’s judgment of whether there are sufficient internal and external factors that would indicate that an asset, or cash generating unit ("CGU") is impaired. The determination of a CGU is also based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

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Pembina Pipeline Corporation

Estimates

(i)	Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price equation. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(ii)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent liabilities and timing, scope and amount of assets and liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur. In addition, in determining the provision it is assumed that the Company will utilize technology and materials that are currently available.

(iii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed.

(iv)	Depreciation and amortization

Estimated useful lives of property, plant and equipment and intangible assets are based on management's assumptions and estimates of the physical useful lives of the assets, the economic lives, which may be associated with the reserve lives and commodity type of the production area, in addition to the estimated residual value.

(v)	Impairment tests

Impairment tests include management's best estimates of future cash flows and discount rates.

Changes in Accounting Policies

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board ("IASB") or International Financial Reporting Standards Interpretations Committee ("IFRIC") were adopted as of January 1, 2014 without any material impact to Pembina's Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

New Standards and Interpretations Not Yet Adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2015. These standards have not been applied in preparing these Consolidated Financial Statements. Those which may be relevant to Pembina are described below:

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Pembina Pipeline Corporation

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 and is available for early adoption. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2017. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2017. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Disclosure Controls and Procedures

Pembina maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in Pembina's filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

An evaluation, as of December 31, 2014, of the effectiveness of the design and operation of Pembina's disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), was carried out by management, including the Chief Executive Offer ("CEO") and the Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the design and operation of Pembina's disclosure controls and procedures were effective as at December 31, 2014 to ensure that material information relating to the Company is made known to the CEO and CFO by others, particularly during the period during which the annual filings are being prepared.

It should be noted that while the CEO and CFO believe that Pembina's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pembina's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the Exchange Act and under NI 52-109.

Management, including the CEO and the CFO, has conducted an evaluation of Pembina's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2014, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.

Further, there has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

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Pembina Pipeline Corporation

The effectiveness of internal control over financial reporting as of December 31, 2014 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this 2014 Annual Report to Shareholders.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

Risk Factors

Pembina's value proposition is based on maintaining a low risk profile. In addition to contractually eliminating the majority of its business risk, Pembina has a formal Risk Management Program including policies, procedures and systems designed to mitigate any residual risks. The risks that may affect the business and operation of Pembina and its operating subsidiaries are described at a high level within this MD&A and more fully within Pembina's Annual Information Form ("AIF"), an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR profile at www.sedar.com. Further, additional discussion about counterparty risk, market risk, liquidity risk and additional information on financial risk management can be found in Note 24 to the Consolidated Financial Statements.

Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to shareholders and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding convertible debentures and any other debt securities that Pembina may issue from time to time.

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events such as natural disasters, fires, floods, explosions, train derailments, earthquakes, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. Pembina may also be exposed from time to time, to additional operational risks not stated in the immediately preceding sentences. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings. Additionally, Pembina's facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. In addition, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.

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Pembina Pipeline Corporation

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures, and the ability of the Company to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays. Future acquisitions, expansions of Pembina's pipeline systems and midstream operations, and other capital expenditures and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. As a result of the recent weakened global economic situation, Pembina may have restricted access to capital and increased borrowing costs. Although Pembina's business and asset base have not changed materially, the ability of Pembina to raise capital is dependent upon, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and Pembina's securities in particular. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.

Commodity price risk

Pembina's Midstream business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue due to fluctuations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude oil at floating market prices. The prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in crude oil markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for crude oil can vary and have varied significantly from period to period. This variability could have an adverse effect on the results of Pembina's commercial Midstream business and its overall results of operations. To assist in effectively smoothing that variability inherent in this business, Midstream is investing in assets that have a fee-based revenue component, and is looking to expand this area going forward.

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to decreasing frac spreads. Frac spread is the difference between the selling prices for NGL products and the cost of NGL sourced from natural gas and acquired at natural gas-related prices. Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the NGL midstream business, which could affect Pembina and the cash dividends of Pembina.

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Pembina Pipeline Corporation

Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues on a minimum of 50 percent of the committed term natural gas supply costs. Pembina's Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

Foreign exchange risk

Pembina's commodity-related cash flows and some of its capital are subject to currency risk, primarily arising from the denomination of specific earnings and cash flows in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

Interest rate risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program by entering into financial derivative contracts to fix interest rates.

Reputation

Reputational risk is the potential for market or company-specific events that could result in the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina's business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects, and due to opposition from organizations opposed to energy, oil sands and pipeline development and particularly shipment of production from oil sands regions. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in regulatory approvals on growth projects, and decreased value of Pembina's securities.

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Pembina Pipeline Corporation

Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that the license will be renewed on the same or similar conditions. There can be no assurance that we will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any one of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order it shut down.

While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to any of the Company's existing or future properties or operations, could result in significant costs and liabilities to Pembina. In addition, the costs of environmental liabilities in relation to spill sites of which Pembina is currently aware could be greater than the Company currently anticipates, and any such differences could be substantial. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations could be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although the Company believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. While Pembina estimates future abandonment costs, actual costs may differ. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations.

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Pembina Pipeline Corporation

Pembina has complied with the National Energy Board ("NEB") requirements on its NEB-regulated pipelines for the creation of abandonment funds and has completed the compliance-based filings that are required under the applicable NEB rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has a 50 percent ownership in a NEB-regulated pipeline lateral which is operated by a joint venture partner. The joint venture partner is responsible for the submission of the NEB-compliance based filings for this asset, which Pembina is in the process of reviewing. Pembina will continue to monitor any regulatory changes prior to the next five-year review, and will complete the annual reporting as required by the NEB. Pembina-operated rate regulated pipelines account for less than 206 km, or three percent, of the total infrastructure in the Conventional Pipelines business.

Reserve Replacement, Throughput and Product Demand

Pembina's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including fee-for-service contracts, cost-of-service agreements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Without reserve additions, or expansion of the service areas, throughput on such pipelines would decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by Pembina decreases as a result, cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations could be adversely affected.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which the Company has an interest. Recent global economic events have had a substantial downward effect on the prices of such products and Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. As lower commodity prices reduce drilling activity, the supply growth that has been fuelling the growth in pipeline infrastructure could slow down. These factors could negatively affect pipeline and processing capacity value as transportation and processing capacity becomes more abundant. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Given the current adverse global economic conditions, the prices of these products have decreased substantially from recently high levels and the risks that producers will not seek reserves additions has heightened. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

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Pembina Pipeline Corporation

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunk line systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of the business.

Over the long-term, Pembina's business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Completion and Timing of Expansion Projects

The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital at attractive rates, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, weather conditions, and cost of engineering services. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific projects, or at all, or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Aboriginal, landowner and other stakeholder consultation requirements, changes in shipper support over time, and changes to the legislative or regulatory framework could all have an impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change during different stages of the project. Early stage projects face additional challenges including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Aboriginal consultation requirements. Accordingly, actual costs and timing estimates may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and Pembina bears the risk for any cost overruns, and future agreements with customers entered into with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

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Pembina Pipeline Corporation

Possible Failure to Realize Anticipated Benefits of Corporate Strategy

Pembina evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for Pembina. Large-scale acquisitions in particular may involve significant pricing and integration risk. As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets.

Debt Service

At the end of 2014, Pembina had exposure to floating interest rates on $510 million in debt, which was subsequently repaid in February 2015. Debt exposure is managed by using derivative financial instruments. A one percent change in short-term interest rates would have an annualized impact of approximately $4 million on net cash flows.

Variations in interest rates and scheduled principal repayments, if required, under the terms of the banking agreements could result in significant changes in the amounts required to be applied to debt service before payment of any dividends. Certain covenants in the agreements with the lenders may also limit payments and dividends paid by Pembina.

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for common share dividends. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates, or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for common share dividends. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

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Pembina Pipeline Corporation

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends and payments to holders of convertible debentures.

Although Pembina believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Selected Quarterly Operating Information

	2014				2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	612	564	573	553	500	489	484	494	480
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	880	880	880	870	870	870
Gas Services processing (mboe/d)(1)	97	71	87	88	66	48	48	50	46
NGL sales volume	130	107	105	133	122	99	94	123	116
Total	1,719	1,622	1,645	1,654	1,568	1,516	1,496	1,537	1,512
(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2014				2013				2012
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,259	1,445	1,606	1,759	1,282	1,300	1,175	1,249	1,265
Operating expenses	117	98	91	95	101	87	91	77	86
Cost of goods sold, including product purchases	955	1,087	1,246	1,312	903	983	880	934	968
Realized gain (loss) on commodity-related derivative financial instruments	8	4		(2)	(3)	(4)	4	2	11
Operating margin(1)	195	264	269	350	275	226	208	240	222
Depreciation and amortization included in operations	62	51	51	52	42	47	32	42	48
Unrealized gain (loss) on commodity-related derivative financial instruments	11	3	(4)	4	2	(2)	1	6	(2)
Gross profit	144	216	214	302	235	177	177	204	172
EBITDA(1)	170	199	235	316	235	201	185	211	198
Cash flow from operating activities	196	188	155	261	208	94	151	232	145
Cash flow from operating activities per common share – basic (dollars)(1)	0.58	0.57	0.48	0.82	0.66	0.30	0.49	0.78	0.50
Adjusted cash flow from operating activities(1)	164	158	191	264	185	188	150	202	172
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.49	0.48	0.59	0.83	0.59	0.61	0.49	0.68	0.59
Earnings for the period	84	75	77	147	95	72	93	91	81
Earnings per common share – basic (dollars)	0.22	0.20	0.21	0.44	0.29	0.22	0.30	0.30	0.28
Earnings per common share – diluted (dollars)	0.22	0.20	0.21	0.41	0.29	0.22	0.30	0.30	0.28
Common shares outstanding (millions):
Weighted average – basic	335	327	323	319	314	311	308	296	292
Weighted average – diluted	336	329	325	340	315	312	309	297	293
End of period	338	329	325	321	315	312	310	307	293
Common share dividends declared	146	143	140	134	132	129	125	121	118
Common dividends per share (dollars)	0.435	0.435	0.430	0.420	0.420	0.415	0.405	0.405	0.405
Preferred share dividends declared	10	8	7	6	5
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

During the periods in the previous table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;
•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;
•	New assets being placed into service;

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Pembina Pipeline Corporation

•	An improved propane market in North America throughout the fourth quarter of 2013 and first quarter of 2014 and an overall significantly weaker commodity market (especially the weaker propane market) during the fourth quarter of 2014;
•	Increased shares outstanding due to: the DRIP, debenture conversions, the Vantage Acquisition and the bought deal equity financing in the first quarter of 2013; and
•	Increased preferred share dividend payments due to additional preferred shares issued in the first and third quarter of 2014.

Selected Annual Financial Information

($ millions, except where noted)	2014	2013	2012
Revenue	6,069	5,006	3,427
Earnings	383	351	225
Per common share – basic (dollars)	1.07	1.12	0.87
Per common share – diluted (dollars)	1.06	1.12	0.87
Total assets	11,262	9,142	8,284
Long-term financial liabilities(1)	3,428	2,454	3,005
Declared dividends per common share ($ per share)	1.72	1.65	1.61
Preferred share dividends declared	31	5
(1)	Includes loans and borrowings, convertible debentures, long-term derivative financial instruments, deferred revenue, provisions and employee benefits, share-based payments and other.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and at Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

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Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2014	2013	2014	2013
Revenue	1,259	1,282	6,069	5,006
Cost of goods sold, including product purchases	955	903	4,600	3,700
Net revenue	304	379	1,469	1,306

EBITDA

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2014	2013	2014	2013
Results from operating activities	114	191	702	660
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	2	6	8
Depreciation and amortization	65	44	226	171
Unrealized gain on commodity-related derivative financial instruments	(11)	(2)	(14)	(7)
EBITDA	170	235	920	832
EBITDA per common share – basic (dollars)	0.51	0.75	2.82	2.71

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and less preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period.

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Pembina Pipeline Corporation

Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2014	2013	2014	2013
Cash flow from operating activities	196	208	800	685
Add (deduct):
Change in non-cash operating working capital	(14)	10	33	96
Current tax expenses	(28)	(19)	(103)	(38)
Tax paid	11		81
Accrued share-based payments	9	(9)	(33)	(30)
Share-based compensation payment			30	17
Preferred share dividends declared	(10)	(5)	(31)	(5)
Adjusted cash flow from operating activities	164	185	777	725
Cash flow from operating activities per common share – basic (dollars)	0.58	0.66	2.45	2.23
Adjusted cash flow from operating activities per common share – basic (dollars)	0.49	0.59	2.38	2.36

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2014	2013	2014	2013
Revenue	1,259	1,282	6,069	5,006
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	117	101	401	356
Cost of goods sold, including product purchases	955	903	4,600	3,700
Realized gain (loss) on commodity-related derivative financial instruments	8	(3)	10	(1)
Operating margin	195	275	1,078	949
Depreciation and amortization included in operations	62	42	216	163
Unrealized gain on commodity-related derivative financial instruments	11	2	14	7
Gross profit	144	235	876	793

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "projection", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities;
•	Pembina's strategy for payment of future abandonment costs;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows, future contractual obligations, future financing options, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	expected contributions and expenses pertaining to Pembina's pension plans;
•	anticipated impact of acquisitions on the Company's future cash flows, financial position and commercial opportunities;
•	processing, transportation, fractionation, storage and services commitments and contracts; and
•	the impact of share price and discount rate on annual share-based incentive expense.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs;
•	oil and gas industry compensation levels;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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